SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 2)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

CONTINENTAL RESOURCES, INC.

(Name of the Issuer)

Continental Resources, Inc.

Omega Acquisition, Inc.

Harold G. Hamm

Roger Clement

Deana Ann Cunningham

Harold Thomas Hamm

Hilary Honor Hamm

Jane Elizabeth Hamm Lerum

Shelly Glenn Lambertz

Jackson Alexander White

(and the affiliated entities listed on the following page)

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

212015 10 1

(CUSIP Number of Class of Securities)

James R. Webb Senior Vice President, General Counsel, Chief Risk Officer and Secretary 20 N. Broadway Oklahoma City, Oklahoma 73102 (405) 234-9000	Omega Acquisition, Inc. c/o Debra Richards Hamm Capital LLC P.O. Box 1295 Oklahoma City, Oklahoma 73101 (405) 605-7788

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

David A. Katz Zachary S. Podolsky Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	David P. Oelman Michael S. Telle Stephen M. Gill Vinson & Elkins L.L.P. 845 Texas Avenue, Suite 4700 Houston, Texas 77002 (713) 758-2222

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

ADDITIONAL FILERS

Name of Persons Filing Statement (1)

Transwestern Transports LLC

Harold G. Hamm Trust

2015 Shelly Glenn Lambertz Trust I

2015 Shelly Glenn Lambertz Trust II

Shelly Glenn Lambertz Succession Trust

2015 Harold Thomas Hamm Trust I

2015 Harold Thomas Hamm Trust II

Harold Thomas Hamm Succession Trust

2015 Deana Ann Cunningham Trust I

2015 Deana Ann Cunningham Trust II

Deana Ann Cunningham Succession Trust

2015 Hilary Honor Hamm Trust I

2015 Hilary Honor Hamm Trust II

Hilary Honor Hamm 2005 Irrevocable Trust

2015 Jane Hamm Lerum Trust I

2015 Jane Hamm Lerum Trust II

Jane Elizabeth Hamm 2005 Irrevocable Trust

(1)	The address and telephone number for the persons filing statement is Debra Richards, c/o Hamm Capital LLC, P.O. Box 1295, Oklahoma City, Oklahoma 73101 and (405) 605-7788.

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on October 25, 2022 with the U.S. Securities and Exchange Commission (the “SEC”) (as amended or supplemented from time to time, including by Amendment No. 1 filed on November 7, 2022 with the SEC, the “Statement”) by (i) Continental Resources, Inc., an Oklahoma corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below, (ii) the persons listed on the cover of this Schedule 13E-3 and (iii) the Additional Filers listed on the inside cover of this Schedule 13E-3.

This Amendment No. 2 relates to the cash tender offer by Omega Acquisition, Inc., an Oklahoma corporation (the “Purchaser”), 100% of the capital stock of which is owned by Harold G. Hamm (the “Founder”), a natural person residing in the State of Oklahoma and an affiliate of the Company, to acquire all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of the Company, other than: (i) Shares owned by the Founder, certain of the Founder’s family members and their affiliated entities (collectively, the “Founder Family Rollover Shareholders”); and (ii) Shares underlying unvested Company restricted stock awards (such Shares, together with the Shares referred to in clause (i), the “Rollover Shares”), for $74.28 per share (the “Offer Price”), in cash, without interest and subject to deduction for any required withholding taxes. The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of October 16, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), between the Company and the Purchaser.

The terms of the Offer, and the conditions to which it is subject, are set forth in the Tender Offer Statement filed by the Purchaser on October 24, 2022 (as amended or supplemented from time to time, including by Amendment No. 1 thereto filed on November 7, 2022 and Amendment No. 2 thereto filed on November 10, 2022, the “Schedule TO”), which contains as exhibits an Offer to Purchase dated October 24, 2022 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which Letter of Transmittal, together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, constitutes the “Offer.” In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on October 24, 2022 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”).

The information in the Statement is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Statement, except that such information is amended and supplemented to the extent provided in this Amendment No. 2. All information contained in this Amendment No. 2 and the Statement concerning the Company and the Purchaser has been provided by such person and not by any other person.

The information contained in the Schedule TO is incorporated into this Amendment No. 2 by reference, and amends, supplements and restates, as the case may be, the Statement. The information contained in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference.

ITEM 16.	EXHIBITS.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of October 24, 2022 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)*	Summary Advertisement as published in The Wall Street Journal on October 24, 2022 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(G)*	Tender Offer Statement (Amendment No. 1) on Schedule TO (incorporated by reference to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 4, 2022).

Exhibit No.	Description

(a)(1)(H)	Tender Offer Statement (Amendment No. 2) on Schedule TO (incorporated by reference to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 10, 2022).

(a)(2)(A)*	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9).

(a)(5)(A)*	Press Release issued by Continental Resources, Inc. on October 17, 2022 (incorporated by reference to Exhibit 99.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(a)(5)(B)*	Press Release issued by Continental Resources, Inc. on October 24, 2022 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO).

(b)	Not applicable.

(c)(1)*	Opinion of Evercore Group L.L.C., dated October 16, 2022 (incorporated by reference to Annex B attached to the Schedule 14D-9).

(c)(2)(A)*	Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated July 25, 2022, from Evercore Group L.L.C.

(c)(2)(B)*	Supplemental Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated July 28, 2022, from Evercore Group L.L.C.

(c)(2)(C)*	Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated August 3, 2022, from Evercore Group L.L.C.

(c)(2)(D)*	Supplemental Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated August 12, 2022, from Evercore Group L.L.C.

(c)(2)(E)*	Supplemental Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated September 2, 2022, from Evercore Group L.L.C.

(c)(2)(F)*	Supplemental Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated September 15, 2022, from Evercore Group L.L.C.

(c)(2)(G)*	Supplemental Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated September 18, 2022, from Evercore Group L.L.C.

(c)(2)(H)*	Supplemental Discussion Materials Prepared for the Special Committee of the Board of Directors of Continental Resources, Inc., dated October 6, 2022, from Evercore Group L.L.C.

(c)(2)(I)*	Supplemental Shareholder Profile Update Prepared for the Special Committee of the Board of Directors of Continental Resources, Inc., dated October 7, 2022, from Evercore Group L.L.C.

(c)(2)(J)*	Discussion Materials Prepared for the Special Committee of the Board of Directors of the Company, dated October 16, 2022, from Evercore Group L.L.C.

(c)(3)(A)*	Discussion Materials, dated July 8, 2022, to the Founder from Intrepid Partners, LLC.

(c)(3)(B)*	Discussion Materials, dated September 13, 2022, to the Founder from Intrepid Partners, LLC.

(c)(3)(C)*	Discussion Materials, dated September 14, 2022, to the Founder from Intrepid Partners, LLC.

(c)(3)(D)*	Discussion Materials, dated September 23, 2022, to the Founder from Intrepid Partners, LLC.

(d)(1)*	Agreement and Plan of Merger, dated as of October 16, 2022, by and between Continental Resources, Inc. and Omega Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(d)(2)*	Non-Tender and Support Agreement, dated as of October 16, 2022, by and among Omega Acquisition, Inc., Harold G. Hamm, certain of Hamm’s family members and their affiliated entities (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(d)(3)*	Limited Guarantee, dated as of October 16, 2022, by and between Continental Resources, Inc. and Harold G. Hamm (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022.

(d)(4)*	Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

Exhibit No.	Description

(d)(5)*	Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(6)*	Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(7)*	Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(8)*	First Amendment to the Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2019 (Commission File No. 001-32886) filed February 26, 2020).

(d)(9)*	Amended and Restated Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(10)*	Amended and Restated Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(11)*	Registration Rights Agreement dated as of May 18, 2007 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm, the Harold Hamm DST Trust and the Harold Hamm HJ Trust (incorporated by reference to Exhibit 4.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 001-32886) filed May 3, 2017).

(d)(12)*	Registration Rights Agreement dated as of August 13, 2012 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm and Jeffrey B. Hume (incorporated by reference to Exhibit 4.6 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. File No. 001-32886) filed February 21, 2018).

(d)(13)*	Shareholders’ Agreement, dated February 7, 2022, by and among the Harold G. Hamm Family (incorporated by reference to Exhibit 2 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

(d)(14)*	Dividend and Dissolution Agreement, dated February 7, 2022, by and among the Founder and the Founder Family Rollover Shareholders (incorporated by reference to Exhibit 1 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

(d)(15)*	Revolving Credit Agreement dated October 29, 2021 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC and The Mineral Resources Company, as guarantors, MUFG Union Bank, N.A., as Administrative Agent, MUFG Union Bank, N.A., BofA Securities, Inc. Mizuho Bank, Ltd., TD Securities (USA) LLC, U.S. Bank National Association, Royal Bank of Canada, Wells Fargo Securities, LLC, and Truist Securities, Inc. as Joint Lead Arrangers and Joint Bookrunners and the other lenders named therein (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 3, 2021).

(d)(16)*	Amendment No. 1 and Agreement dated August 24 2022 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC, The Mineral Resources Company, Continental Innovations LLC, SCS1 Holdings LLC, Jagged Peak Energy LLC and Parsley SoDe Water LLC, as guarantors, MUFG Bank, Ltd. (as successor to MUFG Union Bank, N.A.), as Administrative Agent, the lenders party thereto and the Issuing Banks.

(d)(17)*	Conformed version of Third Amended and Restated Certificate of Incorporation of Continental Resources, Inc. as amended by amendments filed on June 15, 2015 and May 21, 2020 (incorporated by reference to Exhibit 3.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended June 30, 2020 (Commission File No. 001-32886) filed August 3, 2020).

(d)(18)*	Third Amended and Restated Bylaws of Continental Resources, Inc. (incorporated by reference to Exhibit 3.2 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. 001-32886) filed February 21, 2018).

Exhibit No.	Description

(d)(19)	Term Loan Agreement, dated as of November 10, 2022, by and among Continental Resources, Inc., as borrower, and MUFG Bank, LTD., as administrative agent, and the banks and other financial institutions party thereto as lenders (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 10, 2022).

(d)(20)	Amendment No. 2 to Revolving Credit Agreement, dated as of November 10, 2022, by and among (i) Continental Resources, Inc., as borrower, (ii) Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC, The Mineral Resources Company, Continental Innovations LLC, SCS1 Holdings LLC, Jagged Peak Energy LLC and Parsley SoDe Water LLC, as guarantors, (iii) MUFG Bank, LTD., as administrative agent, and (iv) the banks and other financial institutions party thereto as lenders (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 10, 2022).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*

Previously filed with the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on October 25, 2022, as amended by Amendment No. 1 to the Schedule 13E-3 filed on November 7, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 10, 2022

OMEGA ACQUISITION, INC.

By:	/s/ Harold G. Hamm
Name: Harold G. Hamm
Title: President

TRANSWESTERN TRANSPORTS LLC

By:	/s/ Harold G. Hamm
Name: Harold G. Hamm
Title: Member

HAROLD G. HAMM TRUST

By:	/s/ Harold G. Hamm
Harold G. Hamm, Trustee

By:	/s/ Harold G. Hamm
Harold G. Hamm, individually

* /s/ Debra Richards
Debra Richards, Attorney-in-Fact

By:	*
Roger Clement, individually

By:	*
Jane Elizabeth Hamm Lerum, individually

By:	*
Hilary Honor Hamm, individually

By:	*
Shelly Glenn Lambertz, individually

By:	*
Harold Thomas Hamm, individually

By:	*
Deana Ann Cunningham, individually

By:	*
Jackson Alexander White, individually

JANE ELIZABETH HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

HILARY HONOR HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

2015 JANE HAMM LERUM TRUST I

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

2015 JANE HAMM LERUM TRUST II

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

2015 HILARY HONOR HAMM TRUST I

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HILARY HONOR HAMM TRUST II

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

SHELLY GLENN LAMBERTZ SUCCESSION TRUST

By:	*
Shelly Glenn Lambertz, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST I

By:	*
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST II

By:	*
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

HAROLD THOMAS HAMM SUCCESSION TRUST

By:	*
Harold Thomas Hamm, Trustee

2015 HAROLD THOMAS HAMM TRUST I

By:	*
Harold Thomas Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HAROLD THOMAS HAMM TRUST II

By:	*
Harold Thomas Hamm, Trustee
By:	*
Roger Clement, Trustee

DEANA ANN CUNNINGHAM SUCCESSION TRUST

By:	*
Deana Ann Cunningham, Trustee

2015 DEANA ANN CUNNINGHAM TRUST I

By:	*
Deana Ann Cunningham, Trustee
By:	*
Roger Clement, Trustee

2015 DEANA ANN CUNNINGHAM TRUST II

By:	*
Deana Ann Cunningham, Trustee

By:	*
Roger Clement, Trustee